                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            GARDEN RIDGE CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    36541P104
                                 (CUSIP NUMBER)

                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 22, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       GRDG HOLDINGS LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|X|
                                                                         (b)|_|
3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       OO (share exchange)

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                            |_|
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

      NUMBER OF         7.    SOLE VOTING POWER
                              0
        UNITS

    BENEFICIALLY        8.    SHARED VOTING POWER

      OWNED BY                15,146,411

        EACH            9.    SOLE DISPOSITIVE POWER
                              0
      REPORTING

     PERSON WITH        10.   SHARED DISPOSITIVE POWER

                              15,146,411

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,146,411

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       93.6%

14.    TYPE OF REPORTING PERSON
                              OO (limited liability company)

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       THREE CITIES FUND II, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|X|
                                                                         (b)|_|

3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                            |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

      NUMBER OF         7.    SOLE VOTING POWER
                              0
        UNITS

    BENEFICIALLY        8.    SHARED VOTING POWER

      OWNED BY                0

        EACH            9.    SOLE DISPOSITIVE POWER
                              0
      REPORTING

     PERSON WITH        10.   SHARED DISPOSITIVE POWER
                              0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,146,411

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       93.6%

14.    TYPE OF REPORTING PERSON

                                       PN

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       THREE CITIES OFFSHORE II, C.V.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|X|
                                                                         (b)|_|

3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                             |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

      NUMBER OF         7.    SOLE VOTING POWER
                              0
        UNITS

    BENEFICIALLY        8.    SHARED VOTING POWER

      OWNED BY                0

        EACH            9.    SOLE DISPOSITIVE POWER
                              0
      REPORTING

     PERSON WITH        10.   SHARED DISPOSITIVE POWER
                              0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,146,411

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       93.6%

14.    TYPE OF REPORTING PERSON

                                       PN

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       GARDEN HOLDINGS INC.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|X|
                                                                         (b)|_|
3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       BK , OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)

                                                                             |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

      NUMBER OF         7.    SOLE VOTING POWER
                              0
        UNITS

    BENEFICIALLY        8.    SHARED VOTING POWER

      OWNED BY                0

        EACH            9.    SOLE DISPOSITIVE POWER
                              0
      REPORTING

     PERSON WITH        10.   SHARED DISPOSITIVE POWER
                              0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,224,950

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       63.2%

14.    TYPE OF REPORTING PERSON
                                       CO


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
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       GR ACQUISITION CORPORATION

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|X|
                                                                         (b)|_|

3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)
                                                                             |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       NETHERLANDS ANTILLES

      NUMBER OF         7.    SOLE VOTING POWER
                              10,224,950
        UNITS

    BENEFICIALLY        8.    SHARED VOTING POWER

      OWNED BY                0

        EACH            9.    SOLE DISPOSITIVE POWER
                              10,224,950
      REPORTING

     PERSON WITH        10.   SHARED DISPOSITIVE POWER
                              0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,224,950

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       63.2%

14.    TYPE OF REPORTING PERSON

                                       CO


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
ITEM 2. IDENTITY AND BACKGROUND.

       (a)-(c) Garden Holdings Inc., a Delaware corporation ("Garden Holdings") and GR Acquisition Corporation, a Delaware corporation ("Acquisition") are added to the persons (the "Reporting Persons") filing this Statement.

       Garden Holdings is a Delaware corporation formed to invest in the common stock of the Issuer. The principal business address of Garden Holdings and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Garden Holdings is as follows:

                           RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME                     BUSINESS ADDRESS                             OR EMPLOYMENT
----                     ----------------                             -------------
J. William Uhrig      c/o Three Cities Research, Inc.     Secretary and a Director of Research
                      650 Madison Avenue
                      New York, NY 10022

Jeanette Welsh        c/o Three Cities Research, Inc.     Associate at Research
                      650 Madison Avenue
                      New York, NY 10022

       Acquisition is a Delaware corporation formed to conduct the transactions set forth in Item 4 of this Statement. The principal business address of Acquisition and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Acquisition is as follows:

                            RESIDENCE OR                            PRINCIPAL OCCUPATION
NAME                      BUSINESS ADDRESS                             OR EMPLOYMENT
----                      ----------------                             -------------
J. William Uhrig      c/o Three Cities Research, Inc.      Secretary and a Director of Research
                      650 Madison Avenue
                      New York, NY 10022

Jeanette Welsh        c/o Three Cities Research, Inc.      Associate at Research
                      650 Madison Avenue
                      New York, NY 10022


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       GR Acquisition will pay $117,586,925 for 10,224,950 shares which were tendered in response to a tender offer which expired on December 22, 1999. Of this, $60,000,000 will be provided by equity investments by investors in GRDG Holdings, LLC, $25,000,000 will be proceeds of subordinated borrowings from Allied Capital Corporation, and the remainder will be borrowed from banks for which Bankers Trust Company is the Agent.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a)-(c) A total of 10,224,950 shares of the Issuer's common stock were tendered in response to a tender offer by Acquisition, which expired at midnight on December 22, 1999. Acquisition has accepted the tendered shares. These shares are beneficially owned by all the Reporting Persons. That increased the number of Shares beneficially owned by GRDG Holdings to 15,146,411 shares, equal to approximately 93.6% of the outstanding common stock.


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
                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: December 23, 1999

                                          GRDG HOLDINGS LLC

                                          By: /s/ JEANETTE WELSH
                                              ---------------------------------
                                              Name: Jeanette Welsh
                                              Title: Treasurer

                                          THREE CITIES FUND II, L.P.
                                          By: TCR Associates II, L.P.,
                                              its General Partner
                                          By: Three Cities Research, Inc.
                                              its General Partner

                                          By: *
                                              ---------------------------------

                                          THREE CITIES OFFSHORE II C.V.
                                          By: TCR Offshore Associates L.P.
                                             its General Partner
                                          By: Three Cities Associates N.V.
                                             its General Partner

                                          By: /s/ JEANETTE WELSH
                                              ---------------------------------
                                              Name: Jeanette Welsh
                                              Title: Attorney in Fact

                                          GARDEN HOLDINGS, INC.

                                          By: /s/ JEANETTE WELSH
                                              ---------------------------------
                                              Name: Jeanette Welsh
                                              Title: Treasurer

                                          GR ACQUISITION CORPORATION

                                          By: /s/ JEANETTE WELSH
                                              ---------------------------------
                                              Name: Jeanette Welsh
                                              Title: Treasurer

*By: /s/ DAVID W. BERNSTEIN
     ---------------------------------
     Name: David W. Bernstein
     Title: Attorney in Fact

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